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                                                                  File No. 70-


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                    Form U-1


                            APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                              Wilmington, DE 19807





--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)


                            L. J. Bainter, Treasurer
                         The Columbia Gas System, Inc.
                               20 Montchanin Road
                              Wilmington, DE 19807





--------------------------------------------------------------------------------
                    (Name and address of agent for service)

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Item 1.   Description of Proposed Transaction

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction

     The Columbia Gas System, Inc. ("Columbia" or the "Applicant-Declarant"),

Wilmington, Delaware, a Delaware corporation, is a registered holding company under the Public Utility Holding Company Act of 1935 as amended (the "Act").

Columbia, its service subsidiary and its operating subsidiaries constitute an integrated natural gas system,  involved in all aspects of the natural gas industry, including exploration and production, distribution, transmission,

and marketing as well as propane distribution and electric generation through qualifying cogeneration facilities.  Columbia and its subsidiaries (the

"System") have approximately 10,000 officers and employees employed by the

System.

     Following the issuance of an order of the U.S. Securities and Exchange

Commission (the "Commission") dated April 29, 1986 (HCAR No. 24074),

Columbia's shareholders approved a Long-Term Incentive Plan at the 1986 annual meeting of shareholders.  The plan, which was designed to provide long-term incentives in the form of nonqualified stock options, incentive stock options,

contingent stock awards, and stock appreciation rights to certain officers and key employees of the System, terminated on September 18, 1995.  The Columbia

Board of Directors has approved the adoption of a new Long-Term Incentive Plan

(the "Plan"), subject to shareholder approval at the April 26, 1996 annual meeting of Columbia's  shareholders and receipt of the Commission's approval pursuant to the Act.

     The purpose of the Plan is to provide incentives to specified individuals to continuously add value to Columbia.  By so doing, Columbia believes that the Plan will facilitate attracting,
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retaining and motivating employees and directors of high caliber and potential.  The Plan provides long-term incentives to (1) those officers and key employees of the System (the "Employees") who, in the opinion of the

Compensation Committee of Columbia's Board of Directors (the "Committee"), may

be able to make substantial contributions to the System by their ability and efforts; and (2) members of the Board of Directors of Columbia who are not employees ("Outside Directors").  Thus, the Plan design helps to align the interests of Employees and directors of Columbia with those of Columbia's shareholders.  Although the Committee will determine which positions have the potential to make substantial contributions to the System, it is currently contemplated that approximately 170 officers and employees will be considered eligible under the Plan.

     The Plan is to be effective for ten years, beginning February 21, 1996,

subject to stockholder approval and approval of the Commission hereunder.  In general, the Plan is designed to comply with the Commission's rules promulgated pursuant to Section 16 of the Securities Exchange Act of 1934 (the

"Exchange Act"), as amended.  No award may be granted more than ten years after the Plan is adopted by Columbia.  Columbia proposes to make available for issuance under the Plan up to 3 million shares, or 3% of the authorized number of shares, of common stock of Columbia, $10 par value per share. The maximum number of shares that may be awarded pursuant to the contingent and restricted stock award provisions will be 20 percent of the total shares authorized for issuance under the Plan, or 600,000 shares.  The maximum number of shares that may be awarded to any individual during the life of the Plan will be 20 percent of the total shares authorized for issuance under the Plan,

or 600,000 shares.  The shares that may be issued under the Plan may be authorized and unissued shares or treasury shares.
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Shares of common stock subject to options and awards that expire or terminate for reasons other than the exercise of a stock appreciation right would again be available for awards under the Plan.

     The Columbia Board of Directors may suspend, terminate or amend the Plan at any time but may not, without seeking shareholder approval pursuant to

Commission authorization, if required, adopt any amendment which would (1)

materially increase the benefits accruing to participants, (2) materially increase the maximum number of shares which may be issued under the Plan,

subject to equitable adjustment (for any changes in the outstanding common stock of Columbia by reasons of recapitalizations and the like), (3)

materially modify the Plan's eligibility requirements, or (4) change the basis on which awards are granted to Outside Directors.  With respect to the portions of the plan governing awards to Outside Directors, the Plan may not be amended more than once every six months except as may be consistent with

Exchange Act Rule 16b-3(c)(2)(ii)(B).  Furthermore, Columbia reserves the right to terminate the Plan, in whole or in part and at any time and for any reason, so long as full and equitable compensation is made to participants with respect to awards previously granted.

     The following types of awards may be made under the Plan: (1) stock options, including incentive stock options and nonqualified stock options; (2)

stock appreciation rights ("SARs"); (3) contingent stock; (4) restricted stock; and (5) any award in other forms that the Committee may in its discretion deem appropriate but in any event which are consistent with the

Plan's purpose, including any combination of the foregoing.  Employees would be eligible to receive any form of award permitted under the Plan.  Outside

Directors are eligible only for nonqualified stock option awards, according to the formula set forth in the Plan, as described below.
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     The portions of the Plan applicable to Employees will be administered by the Committee, which is composed only of Outside Directors who qualify both as

"disinterested persons" under Exchange Act Rule 16b-3 and "outside directors"

under Section 162(m) of the Internal Revenue Code of 1986, as amended ("IRC"),

and the regulations promulgated thereunder.  Members of the Committee are selected by the Board for one-year terms.  Among other things, the Committee will designate the Employees to receive awards, the number of options to be granted and awarded and the terms of options and any accompanying SARs, and contingencies and restrictions applicable to contingent and restricted stock awards.  With regard to its administration, the Committee will have full and final authority in its discretion to conclusively interpret the provisions of the Plan pertaining to Employees and to decide all questions of fact arising in its application; to determine the Employees to whom awards shall be made under the Plan; to determine the type of award to be made and the amount, size and terms of each such award; to determine the time when awards will be granted; to make all other determinations necessary or advisable for the administration of the Plan; and to accelerate the exercise period of an option or the restriction/contingency period of restricted and contingent stock awards.

     The Committee will also administer the portions of the Plan applicable to

Outside Directors but only with respect to ministerial matters.  With respect to awards to Outside Directors, the Plan is designed to be a "formula plan"

meeting the requirements of Exchange Act Rule 16b-3(c)(2) and, accordingly, is intended to be self-governing.  The Committee will have no discretion with respect to the amount, price and timing of awards to Outside Directors.

Consequently, the Committee's administration of the portions of the Plan applicable to Outside Directors will be confined to ministerial matters.

Consistent with the limited discretion over the
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Plan regarding the portions of the Plan governing awards to Outside Directors,

the Plan may not be amended more than once every six months except as may be consistent with Exchange Act Rule 16b-3(c)(ii)(B).  See Central and South West

Corp., HCAR No. 25511 (Apr. 7, 1992) (order authorizing CSW's Directors

Restricted Stock Plan, which comports with "disinterested administration"

under Rule 16b-3 of the Exchange Act).

AWARDS UNDER THE PLAN.

Stock Options:

     Outside Directors' Options.  Stock option awards will be made to Outside

Directors if Columbia's Total Shareholder Return (defined as market appreciation and dividends declared in a year) for a fiscal year exceeds the median of the Total Shareholder Return for the peer group of companies utilized for comparison purposes in Columbia's annual proxy statement.  If

Columbia's Total Shareholder Return falls within the third quartile (between

50% and 75%) of the peer group, then options will be granted to each Outside

Director to purchase 3,000 shares of Columbia common stock.  If Columbia's

Total Shareholder Return falls within the fourth quartile (between 75% and

100%) of the peer group, then options will be granted to each Outside Director to purchase 6,000 shares.  No stock option awards will be made if Total

Shareholder Return is at or below the median.

     Stock option awards for Outside Directors, if any, would be granted effective as of 90 days after the close of the Corporation's fiscal year for

Total Shareholder Return performance for the preceding fiscal year.  Grants to

Outside Directors would vest one-third upon the date of the grant, two-thirds upon the first anniversary of the grant, and fully upon the second anniversary of the grant.  The purchase price per share of stock for Outside Directors'

awards would be 100
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percent of the fair market value of the stock on the day the option is granted less any dividends paid as long as the option is outstanding, but in no event less than the par value of such stock.  For awards to Outside Directors, "fair market value" means the average of the high and low sales prices per share of

Columbia's common stock on The New York Stock Exchange as reported in The Wall

Street Journal for a given date.

     In all other respects and to the extent consistent with Exchange Act Rule

16b-3(c)(2), Outside Director stock options will be governed by the provisions of the Plan governing Employee options.

     Employee Options.  Options will be evidenced by stock option agreements containing in substance the terms and conditions described below.

     The purchase price per share of stock deliverable upon the exercise of an incentive stock option will be 100 percent of the fair market value of the stock on the day the option is granted.  The purchase price per share of stock deliverable upon the exercise of a nonqualified stock option will be 100 percent of the fair market value of the stock on the day the option is granted, less any dividends paid as long as the option is outstanding, but in no event less than the par value of such stock.

     Each stock option agreement will state the period or periods of time, as may be determined by the Committee, within which the option may be exercised by the participant, in whole or in part, provided that the option period will not commence earlier than six months after the date of the grant of the option or end later than ten years after the date of the grant of the option.

Notwithstanding the foregoing, the Committee will have the discretion to permit an acceleration of the previously determined exercise terms, subject to the terms of this Plan and to
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the extent permitted by Exchange Act Rule 16b-3(c), under such circumstances and upon such terms and conditions as deemed appropriate.

     Stock purchased pursuant to an option agreement is to be paid for in full at the time of purchase, either in the form of cash, common stock of Columbia at fair market value, or in a combination thereof, as the Committee may determine.

     In the event that an optionee ceases to be an Employee of the System or an Outside Director for any cause other than death, disability or retirement or a "Change in Control" as defined in the Plan and discussed below, the optionee may exercise the option during its term within a period of three months after such termination to the extent that the option was exercisable at the date of such termination, or during such other period or subject to such terms as may be determined by the Committee.  In the event that an optionee is terminated due to death, retirement, disability or a Change in Control prior to termination of his option without having fully exercised his option, the optionee or his successor may have the right to exercise the option during its term within a period of 24 months after the date of such termination to the extent that the option was exercisable at the date of termination or, during such other period and subject to such terms as may be determined by the

Committee.

     The aggregate fair market value (determined as of the time the option is granted) of incentive stock options for any participant which may become first exercisable in any calendar year will not exceed $100,000.  In addition, no incentive stock option will be granted to any individual if at the time the option is to be granted the individual owns stock possessing more than ten percent of the total combined voting power of all classes of outstanding stock of Columbia unless at the time such option is granted the option price is at least 110 percent of the
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fair market value of the stock subject to option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

     Each incentive stock option agreement may contain such other terms,

conditions and provisions as the Committee may determine to be necessary or desirable in order to qualify such option as a tax-favored option within the meaning of IRC Section 422, or any amendment thereof, substitute therefor, or regulation thereunder.  Subject to limitations as noted above on the

Committee's ability  to amend the Plan, the Committee will have the power without further approval to amend the terms of any option granted to

Employees.

     Stock Appreciation Rights.  SARs will be evidenced by SAR agreements in such form, not inconsistent with the Plan, as the Committee may approve from time to time, and will contain in substance the following terms and conditions.

     An SAR may be granted in connection with an option and will entitle the grantee, subject to such terms and conditions determined by the Committee, to receive, upon surrender of the option, all or a portion of the excess of  (1)

the fair market value of a specified number of shares of Columbia's common stock at the time of surrender, as determined by the Committee, over (2) 100 percent of the fair market value of the same number of shares at the time the option was granted less any dividends paid while the option was outstanding but unexercised.

     SARs will be granted for a period of not less than six months nor more than ten years, and will be exercisable in whole or in part, at such time or times and subject to such other terms and conditions as may be prescribed by the Committee at the time of grant, subject to the following: (1) no SAR will be exercisable, in whole or in part, during the six-month period starting with the date of grant; and (2) SARs will be exercisable only during a grantee's
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employment by the System, except that the Committee may permit an SAR to be exercisable for up to three months after the grantee's employment is terminated for any reason other than death, retirement or disability.  In the event that a grantee's employment is terminated as a result of death,

retirement or disability without having fully exercised his SARs, the grantee or his successor may exercise the SARs during their term within a period of 24 months after the date of such termination to the extent that the right was exercisable at the date of such termination, or during such other period and subject to such terms as may be determined by the Committee.  The Committee may reserve the right to accelerate previously determined exercise terms as it deems appropriate.  Upon exercise of an SAR, payment will be made in the form of Columbia common stock (at fair market value on the date of exercise), cash,

or a combination thereof, as the Committee may determine.

     Contingent Stock Awards.  Under a contingent stock award, an individual is given the right to receive shares of stock when the terms of employment or other terms of the award are met.  The stock is not issued until the right to receive the stock is vested.  Contingent stock awards under the Plan will be evidenced by contingent stock agreements in such form, not inconsistent with the Plan, as the Committee may approve from time to time and will contain in substance the terms and conditions described below.

     The Committee will determine the amount of a contingent stock award to be granted to an Employee based on the expected impact the participant may have on the financial well-being of the System and other factors deemed by the

Committee to be appropriate. Contingent stock awards will be subject to such terms, conditions, contingencies, and restrictions, including substantial risks of forfeiture and/or attainment of performance objectives, and for such period(s)
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in excess of six months as will be determined by the Committee at the time of grant.  The Committee may permit an acceleration of the expiration of the applicable contingency period with respect to any part or all of the award to any participant, so long as the minimum six-month period is retained.

     The agreement will also specify the terms and conditions upon which any contingencies on the right to receive shares representing contingent stock awarded under the Plan will lapse.  Upon the lapse of such contingencies;

shares of common stock will be issued to the participant or his legal representative.  In the event of a participant's termination of employment for any reason prior to the lapse of contingencies, all rights to shares as to which there still remain unlapsed contingencies will be forfeited by such participant to Columbia without payment or any consideration by Columbia, and neither the participant nor any of his successors, heirs, assigns or personal representatives will have any further rights or interest in such shares,

unless otherwise provided for in the Plan or in the applicable award agreement.

     Restricted Stock Award.  Restricted stock awards under the Plan will be evidenced by restricted stock agreements in such form, and not inconsistent with the Plan, as the Committee may approve from time to time and will contain in substance the terms and conditions described below.

     The Committee may determine the amount of a restricted stock award to be granted to an Employee based on the past or expected impact the Employee has had or can have on the financial well-being of Columbia and other factors deemed by the Committee to be appropriate.  Restricted stock awards will be subject to such terms, conditions, and restrictions, including substantial risks of forfeiture and/or attainment of performance objectives, and for such period or
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periods in excess of six months as will be determined by the Committee at the time of grant.  The Committee may permit an acceleration of the expiration of the applicable restriction period with respect to any part or all of the award to any participant, so long as the minimum six-month period is retained.  Upon issuance of a restricted stock award, shares will be issued in the name of the recipient, but the recipient will not receive the shares until the specified restrictions lapse, or if he receives them, the shares will bear a legend as to their restricted status.  During the restriction period, recipients will have the rights of a stockholder for all such shares of restricted stock,

including the right to vote and the right to receive dividends thereon as paid.  Each certificate evidencing stock subject to restricted stock awards will bear an appropriate legend referring to the terms, conditions and restrictions applicable to such award, and any attempt to dispose of stock in contravention of such terms, conditions and restrictions will be ineffective.

     The restricted stock agreement will specify the terms and conditions upon which any restrictions on the right to receive shares representing restricted stock awarded under the Plan will lapse.  Upon the lapse of such restrictions,

shares of common stock will be issued to the participant or his legal representative.  In the event of a participant's termination of employment for any reason prior to the lapse of restrictions and unless otherwise provided for in the Plan or in the applicable award agreement, all rights to shares as to which there still remain unlapsed restrictions will be forfeited by the participant to Columbia, without payment or any other  consideration by

Columbia, and neither the participant nor his successors, heirs, assigns or personal representatives will have any further rights or interest in such shares.

     Notwithstanding any other provision to the contrary,  additional provisions will apply to contingent and restricted stock awards and to stock option awards.  First, for contingent and
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restricted stock awards only, if a recipient of a contingent or restricted stock award has his employment terminated but his salary is continued through an employment agreement, severance program or any other comparable arrangement, then any contingencies and restrictions which are satisfied or which could have been satisfied during the period for which the recipient's salary is to be continued will be deemed to have been satisfied, and such shares of contingent and/or restricted stock will be issued and delivered to the recipient or his legal representative no later than the end of the salary continuation program.

     Second, for contingent and restricted stock awards and stock option awards (including any accompanying SARs), upon a Change in Control, all such awards will automatically vest as of that date, and all restrictions or contingencies will be deemed to have been satisfied.  The term "Change in

Control" means the occurrence of any of the following events: (1) the acquisition by any party or parties of the beneficial ownership of 25 percent or more of the voting shares of Columbia; (2) the occurrence of a transaction requiring shareholders' approval for the acquisition of Columbia through purchase or exchange of stock or assets, or by merger, or otherwise; or (3)

the election during a period of 24 months, or less, of 30 percent or more of the members of Columbia's board of directors, without the approval of a majority of the board as constituted at the beginning of the period.

     In addition, for all awards under the Plan, in the event of any change in the outstanding common stock of Columbia by reason of a stock dividend,

recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, the Committee will adjust the number of shares of common stock which may be issued under the Plan and will provide for
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an equitable adjustment of any outstanding award or shares issuable pursuant to an outstanding award under the Plan.

     The Plan will remain in effect until all awards under the Plan have been satisfied by the issuance of shares or the payment of cash, but no award may be granted more than ten years after the date the Plan is adopted.


TIMETABLE AND AUTHORIZATIONS SOUGHT


     Columbia proposes to solicit proxies from shareholders for purposes of voting in favor of the Plan at the Annual Meeting of Stockholders to be held on April 26, 1996.  Other matters for which shareholder approval will be sought include the election of five directors, approval of Arthur Andersen

L.L.P. as Columbia's independent auditors, and approval of an incentive compensation plan for Outside Directors (the Phantom Stock Plan for Outside

Directors) under which Outside Directors may receive benefits in lieu of a retirement plan and defer current compensation in the form of phantom stock units.  These matters do not require the filing of a preliminary proxy statement.  A substantially final draft of the portion of the proxy statement discussing the Plan will be filed by Amendment.  Columbia requests that the

Commission issue its order permitting the solicitation of proxies in the

Notice of the proposed adoption of the Plan and thereafter issue an order permitting the Application-Declaration to become effective subject to compliance with registration requirements under the Securities Act of 1933 when required.
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Item 2.   Fees, Commissions and Expenses

     (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

          The Columbia Gas System Service Corporation has provided certain services in connection with the preparation of this filing as follows:

     Securities and Exchange Commission Filing Fee  . . . . . . . . . . . . .   $  2,000
     Services of Columbia Gas System Service Corporation
     in connection with the preparation of the Application-Declaration  . . .     20,000
                                                                                --------

             Total      . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 22,000
                                                                                ========

     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

          Columbia Gas System Service Corporation is a wholly owned subsidiary of Columbia and has performed certain services at cost as set forth in Item

2(a) (1) above.

Item 3.   Applicable Statutory Provisions.

     (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in absence of a specific exemption, state the basis of exemption.

     Sections 6(a) and 7 of the Act are considered applicable to the proposed issuance and sale by Columbia of common stock pursuant to the terms of the

Plan.  Section 12(e) of the Act and Rules 62 and 65 are considered applicable to the solicitation of proxies by Columbia for its annual meeting of stockholders.  Sections 12(c) and Rule 42 are considered applicable for

Columbia to acquire previously awarded shares, through the forfeiture provisions of the Plan.
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     Permission is requested to file quarterly Rule 24 letters to reflect the common stock issued under the Plan.

     To the extent that the proposed transaction is considered by the

Commission to require authorization, approval or exemption under any section of the Act or provisions of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

     Columbia does not own or operate, nor is it an equity participant in, any exempt wholesale generator (EWG) or any foreign utility company (FUCO) and will not be a company that owns, operates or has an equity participation in an

EWG or FUCO as a result of the approvals requested herein.  Columbia does not have any rights, nor will it have any rights or obligations, under a service,

sales or construction contract with an EWG or FUCO as a result of the proposed transactions.

     (b) If any applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

     Not applicable.

Item 4.   Regulatory Approval.

     (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

     No State commission or Federal commission (other than the Securities and

Exchange Commission) has jurisdiction over the proposed transaction.
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     (b)  Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

     Not applicable.

Item 5.   Procedure.

     (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for the acceleration.

     It is respectfully requested that the Commission issue its notice

(including its order permitting solicitation of proxies) by February 16, 1996,

and its order on or by March 20, 1996.

     (b) State (I) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

     The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) specifies that there should not be a 30-day waiting period between the issuance of the

Commission's order and the date o which it is to become effective.

Item 6.   Exhibits and financial statements.

     (a)  Exhibits

          A-1 The Columbia Gas System, Inc. Long-Term Incentive Plan in substantially final form

          A-2 Section of The Columbia Gas System, Inc. Proxy Statement pertaining to the adoption of the Long-Term Incentive Plan (to be filed by amendment)

          F    Opinion of Counsel (to be filed by amendment)
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          G    Financial Data Schedules

          H    Draft Notice

     (b)  Financial Statements

          (1)  The Columbia Gas System, Inc. and Subsidiaries

               (a) Balance Sheets as of November 30, 1995 (actual and pro forma)

               (b) Statements of Capitalization as of November 30 (actual and pro forma)

               (c) Statements of Income for the Twelve Months ended November 30, 1995 (actual and pro forma)

               (d) Statements of Common Stock Equity as of November 30, 1995 (actual and pro forma)

          (2)  The Columbia Gas System, Inc.

               (a) Balance Sheets as of November 30, 1995 (actual and pro forma)

               (b) Statements of Capitalization as of November 30, 1995 (actual and pro forma)

               (c) Statements of Income for the Twelve Months ended November 30, 1995 (actual and pro forma)

               (d) Statements of Common Stock Equity as of November 30, 1995 (actual and pro forma)

     There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.
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Item 7.   Information as to Environmental Effects.

     (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(c) in connection with the proposed transaction, also briefly state the reasons for that response.

     As more fully described in Item 1, the proposed transactions relate only to issuances of securities and have no environmental impact in and of themselves.

     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement (EIS) with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

     No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.

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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                               THE COLUMBIA GAS SYSTEM, INC.





Date: February 7, 1996         By:     /s/ L. J. Bainter
                                    ---------------------------
                                      L. J. Bainter
                                      Treasurer

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                       UNAUDITED
                                                                    6(b)(1)(a)
                                                                      (1 of 2)
CONSOLIDATED BALANCE SHEET
ACTUAL and PRO FORMA
As of November 30, 1995
($000)

                                                         CGS         Pro Forma       CGS
                                                        Actual        Entries      Pro Forma
                                                     -----------   -----------   -----------
                       ASSETS
Property, Plant and Equipment
  Gas utility and other plant, at original cost ....   6,942,364             -     6,942,364
  Accumulated depreciation and depletion ...........  (3,321,552)            -    (3,321,552)
                                                      -----------   -----------   -----------
  Net Gas Utility and Other Plant ..................   3,620,812             -     3,620,812
                                                      -----------   -----------   -----------

  Oil and gas producing properties, full cost method   1,281,641             -     1,281,641
  Accumulated depletion ............................    (663,653)            -      (663,653)
                                                      -----------   -----------   -----------
  Net Oil and Gas Producing Properties .............     617,988             -       617,988
                                                      -----------   -----------   -----------
Net Property, Plant, and Equipment .................   4,238,800             -     4,238,800
                                                      -----------   -----------   -----------
Investments and Other Assets
  Accounts receivable - noncurrent .................      13,882             -        13,882
  Unconsolidated affiliates ........................      80,909             -        80,909
  Other ............................................       6,629             -         6,629
                                                      -----------   -----------   -----------
Total Investments and Other Assets .................     101,420             -       101,420
                                                      -----------   -----------   -----------
Current Assets
  Cash and temporary cash investments ..............     145,564       132,000       277,564
  Accounts receivable, net .........................     379,992             -       379,992
  Income tax refunds ...............................     293,259                     293,259
  Gas inventories ..................................     241,375             -       241,375
  Other inventories at average cost ................      41,589             -        41,589
  Prepayments ......................................      76,517             -        76,517
  Other ............................................     170,651             -       170,651
                                                      -----------   -----------   -----------
Total Current Assets ...............................   1,348,947       132,000     1,480,947
                                                      -----------   -----------   -----------
Deferred Charges ...................................     289,283             -       289,283
                                                      -----------   -----------   -----------

Total Assets .......................................   5,978,450       132,000     6,110,450
                                                      -----------   -----------   -----------

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                       UNAUDITED
                                                                     6(b)(1)(a)
                                                                       (2 of 2)
CONSOLIDATED BALANCE SHEET
ACTUAL and PRO FORMA
As of November 30, 1995
($000)

                                                          CGS         Pro Forma        CGS
                                                         Actual        Entries      Pro Forma
                                                      -----------   -----------   -----------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Common stock equity ..............................    1,101,073       132,000     1,233,073
  Preferred stock equity ...........................      399,945             -       399,945
  Long-term debt ...................................    2,004,452             -     2,004,452
                                                      -----------   -----------   -----------
Total Capitalization ...............................    3,505,470       132,000     3,637,470
                                                      -----------   -----------   -----------
Current Liabilities
  Debt obligations .................................      370,532             -       370,532
  Accounts and drafts payable ......................      348,355             -       348,355
  Accrued taxes ....................................       68,352             -        68,352
  Accrued interest .................................        8,196             -         8,196
  Estimated rate refunds ...........................       56,468             -        56,468
  Estimated supplier obligations ...................      203,639             -       203,639
  Deferred income taxes - current ..................            -             -             -
  Other ............................................      407,917             -       407,917
                                                      -----------   -----------   -----------
Total Current Liabilities ..........................    1,463,459             -     1,463,459
                                                      -----------   -----------   -----------

Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................      520,445             -       520,445
  Deferred investment tax credits ..................       37,257             -        37,257
  Postretirement benefits other than pensions ......      217,044             -       217,044
  Other ............................................      234,775             -       234,775
                                                      -----------   -----------   -----------
Total Other Liabilities and Deferred Credits .......    1,009,521             -     1,009,521
                                                      -----------   -----------   -----------

Total Capitalization and Liabilities ...............    5,978,450       132,000     6,110,450
                                                      -----------   -----------   -----------

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                      UNAUDITED
                                                                   6(b)(1)(b)

CONSOLIDATED STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of November 30, 1995
($000)


                                                          CGS         Pro Forma        CGS
                                                         Actual        Entries      Pro Forma
                                                      -----------   -----------   -----------
Common Stock Equity

  Common Stock, The Columbia Gas System, Inc.,
   $10 par value, authorized 100,000,000 shares,
   issued 50,614,830, outstanding 49,198,675 shares
   and outstanding 52,198,675 shares pro forma .....      506,148        30,000       536,148

  Additional paid in capital .......................      601,476       102,000       703,476

  Retained earnings ................................       51,256             -        51,256

  Reacquired capital stock (1,416,155 shares).......      (57,807)            -      (57,807)

  Unearned employee compensation ...................            -             -             -
                                                      -----------   -----------   -----------

Total Common Stock Equity ..........................    1,101,073       132,000     1,233,073
                                                      -----------   -----------   -----------

Preferred Stock
  Series A .........................................      199,967             -       199,967
  Series B .........................................      199,978             -       199,978
                                                      -----------   -----------   -----------
Total Preferred Stock ..............................      399,945             -       399,945
                                                      -----------   -----------   -----------
Long-Term Debt:

  Debentures:
   6.39% due November 2000 .........................      310,876             -       310,876
   6.61% due November 2002..........................      281,530             -       281,530
   6.80% due November 2005 .........................      281,530             -       281,530
   7.05% due November 2007 .........................      281,530             -       281,530
   7.32% due November 2010 .........................      281,530             -       281,530
   7.42% due November 2015 .........................      281,530             -       281,530
   7.62% due November 2025 .........................      281,530             -       281,530
                                                      -----------   -----------   -----------
  Total Debentures .................................    2,000,056             -     2,000,056
                                                      -----------   -----------   -----------

  Miscellaneous debt of subsidiaries ...............        1,520             -         1,520

  Capitalized lease obligations ....................        2,876             -         2,876
                                                      -----------   -----------   -----------

Total Long-Term Debt ...............................    2,004,452             -     2,004,452
                                                      -----------   -----------   -----------

Total Capitalization .........................  ....    3,505,470       132,000     3,637,470
                                                      -----------   -----------   -----------

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                      UNAUDITED
                                                                   6(b)(1)(c)

STATEMENT OF CONSOLIDATED INCOME
ACTUAL and PRO FORMA
Twelve Months Ended November 30, 1995
($000)


                                                          CGS         Pro Forma        CGS
                                                         Actual        Entries      Pro Forma
                                                      -----------   -----------   -----------
Operating Revenues
  Gas sales.........................................    1,812,529             -     1,812,529
  Transportation ...................................      573,251             -       573,251
  Storage ..........................................       63,170             -        63,170
  Other ............................................      169,947             -       169,947
                                                      -----------   -----------   -----------
Total Operating Revenues ...........................    2,618,897             -     2,618,897
                                                      -----------   -----------   -----------

Operating Expenses
  Products purchased  ..............................      773,161             -       773,161
  Operation ........................................    1,002,117             -     1,002,117
  Maintenance ......................................      120,920             -       120,920
  Depreciation and depletion .......................      270,765             -       270,765
  Other taxes ......................................      210,889             -       210,889
                                                      -----------   -----------   -----------
Total Operating Expenses ...........................    2,377,852             -     2,377,852
                                                      -----------   -----------   -----------

Operating Income ...................................      241,045             -       241,045
                                                      -----------   -----------   -----------

Other Income (Deductions)
  Interest income and other, net ...................       20,927             -        20,927
  Interest expense and related charges..............     (975,525)            -      (975,525)
  Reorganization items, net ........................       50,238             -        50,238
                                                       ----------   -----------   -----------
Total Other Income (Deductions) ....................     (904,360)            -      (904,360)
                                                      -----------   -----------   -----------

Loss before Income Taxes, Extraordinary Item and
  Cummulative Effect of Accounting Change ..........     (663,315)            -      (663,315)

Income taxes .......................................     (256,280)            -      (256,280)
                                                       -----------   -----------   -----------

Loss before Extraordinary Item and Cummulative
  Effect of Accounting Change ......................     (407,035)            -      (407,035)

Extraordinary Item .................................       51,192             -        51,192

Cummulative Effect of Change in Accounting for
  Postemployment Benefits ..........................           (7)            -            (7)
                                                       -----------   -----------   -----------
Net Loss ...........................................     (355,850)            -      (355,850)
                                                       -----------   -----------   -----------

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                        UNAUDITED
                                                                     6(b)(1)(d)

CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended November 30, 1995
($000)


                                                            CGS         Pro Forma        CGS
                                                           Actual        Entries      Pro Forma
                                                        -----------   -----------   -----------
                    COMMON STOCK

Balance at December 1, 1994 ........................        505,633             -       505,633
Common stock issued -
  Leveraged employee stock ownership plan (LESOP) ..              -             -             -
  Dividend reinvestment plan .......................              -             -             -
  Long-term incentive plan .........................            515        30,000        30,515
  Public offering ..................................              -             -             -
                                                        -----------   -----------   -----------
Balance at November 30, 1995 .......................        506,148        30,000       536,148
                                                        -----------   -----------   -----------

             ADDITIONAL PAID IN CAPITAL

Balance at December 1, 1994 ........................        601,828             -       601,828
Common stock issued -
  Leveraged employee stock ownership plan (LESOP) ..         (1,944)            -        (1,944)
  Dividend reinvestment plan .......................              -             -             -
  Long-term incentive plan .........................          1,592       102,000       103,592
  Public offering ..................................              -             -             -
Preferred stock issued .............................              -             -             -
                                                         -----------    -----------   -----------
Balance at November 30, 1995 .......................         601,476       102,000       703,476
                                                         -----------    -----------   -----------

                 RETAINED EARNINGS

Balance at December 1, 1994 ........................         407,325             -       407,325
Net income .........................................        (355,850)            -      (355,850)
Common stock dividends .............................               -             -             -
Other ..............................................            (219)            -          (219)
                                                          -----------   -----------   -----------
Balance at November 30, 1995 .......................          51,256             -        51,256
                                                          -----------   -----------   -----------


Reacquired Capital Stock ...........................         (57,807)            -       (57,807)
                                                          -----------   -----------   -----------

           UNEARNED EMPLOYEE COMPENSATION

Balance at December 1, 1994 ........................         (69,966)            -       (69,966)
Adjustment .........................................          69,966             -        69,966
                                                           -----------   -----------   -----------
Balance at November 30, 1995 .......................               -             -             -
                                                           -----------   -----------   -----------

Total Common Stock Equity                                  1,101,073       132,000     1,233,073
                                                           -----------   -----------   -----------

                     THE COLUMBIA GAS SYSTEM, INC.                   UNAUDITED
                           AND SUBSIDIARIES                          6(b)(1)(e)

                               PRO FORMA ENTRIES
                                     ($000)



                                                                               Debit        Credit
1.  Cash                                                                       132,000
      Paid in Capital                                                                       102,000
      Common Stock Equity                                                                    30,000

    To record the issuance of 3,000,000 shares of common stock at an assumed price of $44 per share.

THE COLUMBIA GAS SYSTEM, INC.                                       UNAUDITED
                                                                   6(b)(2)(a)
                                                                     (1 of 2)
BALANCE SHEET
ACTUAL and PRO FORMA
As of November 30, 1995
($000)


                                                             CG         Pro Forma          CG
                                                           Actual        Entries       Pro Forma
                                                      ------------   ------------   ------------
                       ASSETS

Investments and Other Assets
  Accounts receivable - noncurrent .................         4,183              -          4,183
  Unconsolidated affiliates ........................             -              -              -
                                                      ------------   ------------   ------------
Total Investments and Other Assets .................         4,183              -          4,183
                                                      ------------   ------------   ------------
Investments in Subsidiaries
  Capital stock ....................................     2,530,364              -      2,530,364
  Equity in undistributed retained earnings ........      (437,917)             -       (437,917)
  Installment promissory notes receivable ..........       663,658              -        663,658
  Other investments ................................       900,000              -        900,000
  Other receivables - TCO ..........................             -              -              -
                                                      ------------   ------------   ------------
Total Investments in Subsidiaries ..................     3,656,105              -      3,656,105
                                                      ------------   ------------   ------------
Current Assets
  Cash and temporary cash investments ..............             -        132,000        132,000
  Accounts receivable, net
    Customers ......................................             -              -              -
    Affiliated .....................................       313,836              -        313,836
    Other ..........................................         9,052              -          9,052
  Prepayments ......................................           326              -            326
  Other ............................................        21,762              -         21,762
                                                       ------------   ------------   ------------
Total Current Assets ...............................       344,976        132,000        476,976
                                                       ------------   ------------   ------------

Deferred Charges ...................................         3,701              -          3,701
                                                       ------------   ------------   ------------

Total Assets .......................................     4,008,965        132,000      4,140,965
                                                       ------------   ------------   ------------

THE COLUMBIA GAS SYSTEM, INC.                                    UNAUDITED
                                                                6(b)(2)(a)
                                                                  (2 of 2)
BALANCE SHEET
ACTUAL and PRO FORMA
As of November 30, 1995
($000)


                                                             CG         Pro Forma          CG
                                                            Actual        Entries       Pro Forma
                                                       ------------   ------------   ------------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Common stock equity ..............................     1,101,073        132,000      1,233,073
  Preferred stock ..................................       399,945                       399,945
  Long-term debt ...................................     2,000,056              -      2,000,056
                                                      ------------   ------------   ------------
Total Capitalization ...............................     3,501,074        132,000      3,633,074
                                                      ------------   ------------   ------------
Current Liabilities
  Debt obligations .................................       370,000              -        370,000
  Accounts and drafts payable ......................       143,196              -        143,196
  Affiliated accounts payable ......................         7,786              -          7,786
  Accrued taxes ....................................       (75,711)             -        (75,711)
  Accrued interest .................................         9,266              -          9,266
  Deferred income taxes - current ..................             -              -              -
  Other ............................................        15,249              -         15,249
                                                       -----------   ------------   ------------
Total Current Liabilities ..........................       469,786              -        469,786
                                                       -----------   ------------   ------------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................             -              -              -
  Postretirement benefits other than pensions ......         5,717              -          5,717
  Other ............................................        32,388              -         32,388
                                                       -----------   ------------   ------------
Total Other Liabilities and Deferred Credits .......        38,105              -         38,105
                                                       -----------   ------------   ------------

Total Capitalization and Liabilities ...............     4,008,965        132,000      4,140,965
                                                      ------------   ------------   ------------

THE COLUMBIA GAS SYSTEM, INC.                                      UNAUDITED
                                                                  6(b)(2)(b)

STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of November 30, 1995
($000)


                                                             CG          Pro Forma          CG
                                                            Actual        Entries       Pro Forma
                                                       ------------   ------------   ------------
Common Stock Equity

  Common stock, $10 par value, authorized
   100,000,000 shares, issued 50,614,830
   shares, outstanding 49,198,675 shares
   and outstanding 52,198,675 shares pro forma .....       506,148         30,000        536,148

  Additional paid in capital .......................       601,476        102,000        703,476

  Retained earnings ................................        51,256              -         51,256

  Reacquired captial stock (1,416,155 shares) ......       (57,807)             -        (57,807)

  Unearned employee compensation ...................             -              -              -
                                                       ------------   ------------   ------------

Total Common Stock Equity ..........................     1,101,073        132,000      1,233,073
                                                       ------------   ------------   ------------

Preferred Stock
  Series A .........................................       199,967              -        199,967
  Series B .........................................       199,978              -        199,978
                                                       ------------   ------------   ------------
Total Preferred Stock ..............................       399,945              -        399,945
                                                       ------------   ------------   ------------
Long-Term Debt:

  Debentures:
   6.39% due November 2000 .........................       310,876              -        310,876
   6.61% due November 2002..........................       281,530              -        281,530
   6.80% due November 2005 .........................       281,530              -        281,530
   7.05% due November 2007 .........................       281,530              -        281,530
   7.32% due November 2010 .........................       281,530              -        281,530
   7.42% due November 2015 .........................       281,530              -        281,530
   7.62% due November 2025 .........................       281,530              -        281,530
                                                       ------------   ------------   ------------
  Total Debentures .................................     2,000,056              -      2,000,056
                                                       ------------   ------------   ------------

Total Long-Term Debt ...............................     2,000,056              -      2,000,056
                                                       ------------   ------------   ------------

Total Capitalization ...............................     3,501,074        132,000      3,633,074
                                                       ------------   ------------   ------------

THE COLUMBIA GAS SYSTEM, INC.                                     UNAUDITED
                                                                 6(b)(2)(c)

STATEMENT OF INCOME
ACTUAL and PRO FORMA
Twelve Months Ended November 30, 1995
($000)


                                                             CG         Pro Forma          CG
                                                            Actual        Entries       Pro Forma
                                                       ------------   ------------   ------------

Operating Revenues
  Gas sales ........................................             -              -              -
  Transportation ...................................             -              -              -
  Other ............................................             -              -              -
                                                       ------------   ------------   ------------
Total Operating Revenues ...........................             -              -              -
                                                       ------------   ------------   ------------

Operating Expenses
  Products purchased ...............................             -              -              -
  Operation ........................................       116,465              -        116,465
  Maintenance ......................................             -              -              -
  Depreciation and depletion .......................             -              -              -
  Other taxes ......................................           370              -            370
                                                       ------------   ------------   ------------
Total Operating Expenses ...........................       116,835              -        116,835
                                                       ------------   ------------   ------------

Operating Income (Loss) ............................      (116,835)             -       (116,835)
                                                       ------------   ------------   ------------

Other Income (Deductions)
  Interest income and other, net ...................       464,611              -        464,611
  Interest expense and related charges .............      (991,973)             -       (991,973)
  Reorganization items, net ........................            38              -             38
                                                       ------------   ------------   ------------
Total Other Income (Deductions) ....................      (527,324)             -       (527,324)
                                                       ------------   ------------   ------------

Loss before Income Taxes, Extraordinary Item and
  Cummulative Effect of Accounting Change ..........      (644,159)             -       (644,159)

Income Taxes .......................................      (299,415)             -       (299,415)
                                                       ------------   ------------   ------------
Loss before Extraordinary Item and Cummulative
  Effect of Accounting Change ......................      (344,744)             -       (344,744)

Extraordinary Item .................................       (11,099)             -        (11,099)

Cummulative Effect of Accounting for Postemployment
  Benefits .........................................            (7)             -             (7)
                                                       ------------   ------------   ------------
Net Loss ...........................................      (355,850)             -       (355,850)
                                                       ------------   ------------   ------------

THE COLUMBIA GAS SYSTEM, INC.                                      UNAUDITED
                                                                  6(b)(2)(d)

STATEMENT OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended November 30, 1995
($000)


                                                              CG         Pro Forma          CG
                                                            Actual        Entries       Pro Forma
                                                       ------------   ------------   ------------
                    COMMON STOCK

Balance at December 1, 1994 ........................       505,633              -        505,633
Common stock issued -
  Subsidiaries .....................................             -              -              -
  Leveraged employee stock ownership plan (LESOP) ..             -              -              -
  Dividend reinvestment plan .......................             -              -              -
  Long-term incentive plan .........................           515         30,000         30,515
  Public offering ..................................             -              -              -
                                                       ------------   ------------   ------------
Balance at November 30, 1995 .......................       506,148         30,000        536,148
                                                       ------------   ------------   ------------


             ADDITIONAL PAID IN CAPITAL

Balance at December 1, 1994 ........................       601,828              -        601,828
Common stock issued -
  Subsidiaries .....................................             -              -              -
  Leveraged employee stock ownership plan (LESOP) ..        (1,944)             -         (1,944)
  Dividend reinvestment plan .......................             -              -              -
  Long-term incentive plan .........................         1,592        102,000        103,592
  Public offering ..................................             -              -              -
Preferred stock issued .............................             -              -              -
                                                       ------------   ------------   ------------
Balance at November 30, 1995 .......................       601,476        102,000        703,476
                                                       ------------   ------------   ------------

                 RETAINED EARNINGS

Balance at December 1, 1994 ........................       407,325              -        407,325
Net income .........................................      (355,850)             -       (355,850)
Common stock dividends -
  CG ...............................................             -              -              -
  Subsidiaries (to CG) .............................             -              -              -
Other ..............................................          (219)             -           (219)
                                                       ------------   ------------   ------------
Balance at November 30, 1995 .......................        51,256              -         51,256
                                                       ------------   ------------   ------------

Reacquired Capital Stock ...........................       (57,807)             -        (57,807)
                                                       ------------   ------------   ------------

           UNEARNED EMPLOYEE COMPENSATION

Balance at December 1, 1994 ........................       (69,966)             -        (69,966)
Adjustment .........................................        69,966              -         69,966
                                                       ------------   ------------   ------------
Balance at November 30, 1995 .......................             0              -              0
                                                       ------------   ------------   ------------

Total Common Stock Equity ..........................      ,101,073        132,000      1,233,073
                                                       ------------   ------------   ------------

                             THE COLUMBIA GAS SYSTEM, INC.          UNAUDITED
                                                                   6(b)(2)(e)
                                   PRO FORMA ENTRIES
                                        ($000)





                                                                 Debit          Credit
1.  Cash                                                          132,000
      Paid In Capital                                                            102,000
      Common Stock Equity, $10 par value                                          30,000

    To record the issuance of 3,000,000 shares of common stock at an assumed price of $44 per share.

EXHIBIT INDEX

     (a)  Exhibits

          A-1 The Columbia Gas System, Inc. Long-Term Incentive Plan in substantially final form

          A-2 Section of The Columbia Gas System, Inc. Proxy Statement pertaining to the adoption of the Long-Term Incentive Plan (to be filed by amendment)

          F    Opinion of Counsel (to be filed by amendment).

          G    Financial Data Schedules

          H    Draft Notice